Exhibit 21

Subsidiaries

1.     Lake City Bank, Warsaw, Indiana, a banking corporation organized under the laws of the State of Indiana.

2.     Lakeland Statutory Trust II, a statutory business trust formed under Connecticut law.

3.	LCB Investments II, Inc., a subsidiary of Lake City Bank incorporated in Nevada to manage a portion of the Bank’s investment portfolio.

4.	LCB Funding, Inc., a subsidiary of LCB Investments II, Inc. incorporated under the laws of Maryland to operate as a real estate investment trust.

5.	LCB Risk Management, Inc., a subsidiary of Lakeland Financial Corporation incorporated in Nevada to operate as a captive insurance company.